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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                          ------------------------

                               SCHEDULE 14D-1
                     Tender Offer Statement Pursuant to
          Section 14(d)(1) of the Securities Exchange Act of 1934
                                    and
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4*)

                          ------------------------

                          Software Artistry, Inc.
                         (Name of Subject Company)

                         Hoosier Acquisition Corp.
                International Business Machines Corporation
                                 (Bidders)
                          ------------------------

                         Common Stock, No Par Value
                       (Title of Class of Securities)

                          ------------------------

                                  83402810
                   (CUSIP Number of Class of Securities)

                          ------------------------

                        Lawrence R. Ricciardi, Esq.
                 Senior Vice President and General Counsel
                    and interim Chief Financial Officer
                International Business Machines Corporation
                              New Orchard Road
                           Armonk, New York 10504
                               (914) 499-1900

        (Name, Address and Telephone Number of Persons Authorized to
          Receive Notices and Communications on Behalf of Bidders)

                          ------------------------

                                  Copy to:
                           Allen Finkelson, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

            *Constituting the final amendment to Schedule 14D-1

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          International Business Machines Corporation ("IBM") and Hoosier
Acquisition Corp. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Schedule 13D (the "Statement"), originally filed on December 23, 1997, as amended by Amendments No. 1, 2 and 3, with respect to their offer to purchase all outstanding shares of Common Stock, no par value, of Software Artistry, Inc., an Indiana corporation, as set forth in this Amendment No. 4. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

          Item 6. Interest in Securities of the Subject Company.

          On January 26, 1998, IBM accepted for payment a total of 6,612,851 Shares.

          Item 10. Additional Information.

          The Offer terminated at 11:59 p.m., New York City time on Friday, January 23, 1998.



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                                 SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1998


                                   HOOSIER ACQUISITION CORP.,


                                     By: /s/ LEE A. DAYTON
                                         ----------------------------
                                         Name:  Lee A. Dayton
                                         Title: President


                                   INTERNATIONAL BUSINESS
                                   MACHINES CORPORATION,

                                     by: /s/ LEE A. DAYTON
                                         -----------------------------
                                         Name:  Lee A. Dayton
                                         Title: Vice President, Corporate
                                                Development and Real Estate